VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

July 21, 2008

Re:	Swinging Pig Productions, Inc.
Registration Statement No. 333-150819

Dear Sirs and Madams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Swinging Pig Productions, Inc. (the “Company”), hereby respectfully requests that the above referenced registration statement be declared effective on July 24, 2008, or as soon thereafter as practicable.

The Company acknowledges that:

(1)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(3)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

SWINGING PIG PRODUCTIONS, INC.

By:	/s/ Dan Mirman
Name: Dan Mirman Title: Chief Executive Officer